Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2019 (Expressed in US Dollars)

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars)

		March 31,	December 31,
	Note	2019	2018
		$	$
CURRENT ASSETS
Cash and cash equivalents		36,235	41,604
Receivables, prepaids and deposits		2,638	1,947
Deferred financing costs		1,431	1,767
Organoclay inventories		1,787	1,617
		42,091	46,935
NON-CURRENT ASSETS
Restricted cash		150	150
Loans to Joint Venture	4	29,265	12,609
Investment in Joint Venture	4	57,867	35,282
Property, plant and equipment	5	6,866	5,423
Exploration and evaluation assets		3,509	3,540
		97,657	57,004
TOTAL ASSETS		139,748	103,939

CURRENT LIABILITIES
Accounts payable and accrued liabilities		3,108	2,822
Current portion of long-term borrowings	6	949	539
		4,057	3,361
LONG-TERM LIABILITIES
Long-term borrowings	6	55,918	18,027
Decommissioning provision		269	269
		56,187	18,296
TOTAL LIABILITIES		60,244	21,657

SHAREHOLDERS’ EQUITY
Share capital		198,021	197,991
Contributed surplus		26,885	26,172
Accumulated other comprehensive loss		(3,346)	(4,293)
Deficit		(142,056)	(137,588)
TOTAL SHAREHOLDERS’ EQUITY		79,504	82,282
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		139,748	103,939

Subsequent events (Note 14)

Approved for issuance on May 14, 2019

On behalf of the Board of Directors:

“Gary Cohn”	“George Ireland”
Director	Director

2

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

		Three months ended March 31,
	Note	2019	2018
		$	$
ORGANOCLAY SALES		1,280	1,096
COST OF SALES
Production costs		(1,315)	(1,496)
Depreciation		(154)	(181)
Total cost of sales		(1,469)	(1,677)
GROSS LOSS		(189)	(581)

EXPENSES
Exploration expenditures	10	(1,181)	(1,400)
Organoclay research and development		(112)	(133)
General and administrative	9	(1,910)	(2,017)
Stock-based compensation	7	(624)	(1,945)
Share of gain/(loss) in Joint Venture		1,384	(164)
Transaction costs		(757)	-
		(3,200)	(5,659)
OTHER ITEMS
Foreign exchange (loss)/gain		(896)	1,369
Finance costs		(640)	-
Other income		457	304
		(1,079)	1,673
NET LOSS		(4,468)	(4,567)
OTHER COMPREHENSIVE LOSS
ITEMS THAT MAY BE RECLASSIFIED SUBSEQUENTLY TO NET LOSS
Unrealized gain/(loss) on translation to reporting currency		947	(1,566)

TOTAL COMPREHENSIVE LOSS		(3,521)	(6,133)
LOSS PER SHARE - BASIC AND DILUTED		(0.05)	(0.05)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING- BASIC AND DILUTED		88,735	88,499

3

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars and shares in thousands)

	Share capital
	Number	Amount	Contributed surplus	Accumulated other comprehensive loss	Deficit	Shareholders’ equity
	of Shares	$	$	$	$	$
Authorized share capital: Unlimited common shares without par value
Balance, December 31, 2017	88,479	197,390	20,812	(114)	(109,321)	108,767
Shares issued on conversion of RSUs	33	119	(119)	-	-	-
Stock-based compensation (Note 7)	-	-	1,979	-	-	1,979
DSUs issued in lieu of directors' fees	-	-	160	-	-	160
Net loss	-	-	-	-	(4,567)	(4,567)
Other comprehensive income	-		-	(1,566)	-	(1,566)
Balance, March 31, 2018	88,512	197,509	22,832	(1,680)	(113,888)	104,773

Balance, December 31, 2018	88,728	197,991	26,172	(4,293)	(137,588)	82,282
Shares issued on conversion of RSUs	8	30	(30)	-	-	-
Stock-based compensation (Note 7)	-	-	628	-	-	628
DSUs issued in lieu of directors' fees	-	-	115	-	-	115
Net loss	-	-	-	-	(4,468)	(4,468)
Other comprehensive income	-	-	-	947	-	947
Balance, March 31, 2019	88,736	198,021	26,885	(3,346)	(142,056)	79,504

4

LITHIUM AMERICAS CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited – Prepared by Management)

(Expressed in thousands of US dollars)

	Three months ended March 31,
	2019	2018
	$	$
OPERATING ACTIVITIES
Net loss for the period	(4,468)	(4,567)
Items not affecting cash:
Stock-based compensation	628	1,976
Depreciation	238	234
Foreign exchange (gain)/loss	896	(1,369)
Share of (gain)/loss in Joint Venture	(1,384)	164
Inventories write down	-	200
Other expenses	167	52
Changes in non-cash working capital items:
Increase in receivables, prepaids and deposits	(717)	(905)
(Increase)/decrease in inventories	(250)	149
Increase/(decrease) in accounts payable and accrued liabilities	339	(307)
Net cash used in operating activities	(4,551)	(4,373)
INVESTING ACTIVITIES
Loans to Joint Venture (Note 4)	(37,500)	-
Contribution to Joint Venture (Note 4)	(281)	(6,606)
Additions to exploration and evaluation assets	-	(140)
Release of restricted cash	-	833
Additions to property, plant and equipment	(489)	(72)
Net cash used in investing activities	(38,270)	(5,985)
FINANCING ACTIVITIES
Drawdowns from the credit facility (Note 6)	37,500	-
Debt financing costs paid	-	(1,273)
Lease repayments	(65)	(14)
Repayment of long-term borrowings	(34)	(33)
Net cash provided by/(used in) financing activities	37,401	(1,320)
EFFECT OF FOREIGN EXCHANGE ON CASH	51	(197)
CHANGE IN CASH AND CASH EQUIVALENTS	(5,369)	(11,875)
CASH AND CASH EQUIVALENTS - BEGINNING OF THE PERIOD	41,604	55,394
CASH AND CASH EQUIVALENTS - END OF THE PERIOD	36,235	43,519

Interest and finance charges paid during the period ended March 31, 2019 were $548 (2017 – $12)

Supplemental disclosure with respect to cash flows (Note 12)

5

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

1.	NATURE OF OPERATIONS

Lithium Americas Corp. (“Lithium Americas” or the “Company”) is a Canadian based resource company focused on advancing two significant lithium projects, the Cauchari-Olaroz project, located in Jujuy province of Argentina, and the Thacker Pass project, located in north-western Nevada, USA, and on the manufacturing and sales of organoclay products. The Company’s organoclay plant located in Fernley, Nevada, USA manufactures specialty organoclay products, derived from clays, for sale to the oil and gas and other sectors.

The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol "LAC".

The Company’s head office and principal address is 300-900 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1E5.

To date, the Company has not generated significant revenues from operations and has relied on equity and other financings to fund operations. The underlying values of exploration and evaluation assets and investment in joint venture are dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete permitting, development, and to attain future profitable operations.

2.	BASIS OF PREPARATION AND PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2018, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed consolidated interim financial statements are expressed in US dollars, the Company’s presentation currency, and have been prepared on a historical cost basis. The Company has used the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2018, except for the changes disclosed in Note 3.

6

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.	SIGNIFICANT ACCOUNTING POLICIES

Critical Accounting Estimates and Judgments

The preparation of these condensed consolidated interim financial statements in conformity with IFRS applicable to the preparation of interim financial statements requires judgments, estimates, and assumptions that affect the amounts reported. Those estimates and assumptions concerning the future may differ from actual results. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The significant estimates and judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were substantially the same as those that applied to the consolidated financial statements for the year ended December 31, 2018.

Accounting Policies

The following significant accounting policy was amended as a result of the adoption of IFRS 16, Leases (IFRS 16). All other significant accounting policies are consistent with those reported in our 2018 annual consolidated financial statements.

The Company adopted IFRS 16 as at January 1, 2019 in accordance with the transitional provisions outlined in the standard, using a cumulative catch-up approach where the leases were recorded from that date forward and comparative information was not restated. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019. The Company recorded right-of-use assets of $296 within property, plant and equipment, measured at either an amount equal to the lease liability or their carrying amount as if IFRS 16 had been applied since the commencement date, discounted using the Company’s incremental borrowing rate on January 1, 2019. As a result, the Company recorded lease liabilities of $296 as at January 1, 2019.

As part of the initial application of IFRS 16 the Company elected to apply the following practical expedients:

•	the previous determination of whether a contract is, or contains, a lease pursuant to IAS 17 and IFRIC 4 has been maintained for existing contracts;
•	not recognize a right-of-use asset or lease liability for leases where the lease term ends within 12 months of the date of initial application;
•	rely on the Company’s assessment of whether leases are onerous contracts as an alternative to an impairment review;
•	exclude initial direct costs from the right-of-use asset; and
•	use hindsight when assessing the lease term.

The weighted average incremental borrowing rate for lease liabilities initially recognized as of January 1, 2019 was 5% per annum.

The following accounting policy for leases has been applied as of January 1, 2019 on adoption of IFRS 16.

7

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether the contract involves the use of an identified asset, whether the Company has the right to obtain substantially all of the economic benefits from use of the asset during the term of the arrangement and if the Company has the right to direct the use of the asset. At inception or on reassessment of a contract that contains one or more lease components, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

The Company leases offices, buildings, equipment and cars. Lease contracts are typically made for fixed periods of 3 to 5 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Until the year ended December 31, 2018, leases of property, plant and equipment were classified as either finance or operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to profit or loss on a straight-line basis over the period of the lease.

From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable
•	variable lease payment that are based on an index or a rate
•	amounts expected to be payable by the lessee under residual value guarantees
•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

8

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

3.SIGNIFICANT ACCOUNTING POLICIES (Continued)

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability
•	any lease payments made on or before the commencement date less any lease incentives received
•	any initial direct costs, and
•	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

Recent Accounting Pronouncements

Other newly adopted accounting standards and amendments

Uncertainty Over Income Tax Treatments

The Company adopted IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23) on January 1, 2019 with retrospective application. IFRIC 23 clarifies the recognition and measurement requirements when there is uncertainty over income tax treatments. The effect of uncertain tax treatments are recognized at the most likely amount or expected value. The adoption of IFRIC 23 did not affect our financial results or disclosures.

4.	JOINT VENTURE

On March 28, 2016, the Company entered into an agreement with SQM POTASIO S.A. (“SQM”) to form a 50/50 joint venture on the Cauchari-Olaroz project in Jujuy, Argentina (“Joint Venture”). On October 31, 2018 the Company completed several transactions (together, the “Transaction”), pursuant to which, among other things, a subsidiary of SQM sold its interest in Minera Exar to a subsidiary of Ganfeng Lithium Co., Ltd. (“Ganfeng”). As a result of the Transaction, Lithium Americas’ interest in Minera Exar increased from 50% to 62.5% with Ganfeng holding the remaining 37.5% interest. In connection with the Transaction, Ganfeng provided Lithium Americas with a new $100,000 unsecured, limited recourse, subordinated loan facility. In addition, Ganfeng provided a loan to Minera Exar which was used to repay $25,000 of its outstanding indebtedness to the Company. Upon closing the Transaction, restricted cash of $833 was released to the Company. As part of the Transaction, the Company and Ganfeng established Exar Capital B.V. in the Netherlands as a jointly controlled entity to provide further financing to Minera Exar for the purpose of advancing the construction of the Cauchari-Olaroz project. Both Minera Exar S.A. and Exar Capital B.V. are accounted for as a Joint Venture.

The Joint Venture is governed by a Shareholders Agreement which provides for, among other things, (i) the formation of a management committee at Minera Exar (the “Exar Management Committee”) comprised of three representatives of the Company and two representatives of Ganfeng; (ii) the composition of the board of directors of Exar Capital B.V. and Minera Exar, being three representatives of the Company and two representatives of Ganfeng; (iii) the review and approval by the Exar Management Committee of programs and budgets and other key decisions; and (iv) the right of each party to purchase its pro rata share of the production.

9

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

4. JOINT VENTURE (continued)

The Joint Venture’s Cauchari-Olaroz project is in the development phase and accordingly, all costs directly attributable to the project are capitalized.

Investment in Joint Venture

	Minera Exar S.A.	Exar Capital B.V.	Total
	$	$	$
Investment in Joint Venture – December 31, 2017	19,637	-	19,637
Share of (loss)/income of Joint Venture	(1,077)	730	(347)
Contribution to Joint Venture	11,403	7,390	18,793
Return of the investment as part of the Transaction	(8,004)	-	(8,004)
Increase in Company's interest as part of the Transaction	6,104	-	6,104
Elimination of unrealized gain on intercompany transactions	(833)	(68)	(901)
Investment in Joint Venture – December 31, 2018	27,230	8,052	35,282
Share of income of Joint Venture	77	1,307	1,384
Contribution to Joint Venture	278	21,376	21,654
Elimination of unrealized gain on intercompany transactions	(131)	(322)	(453)
Investment in Joint Venture – March 31, 2019	27,454	30,413	57,867

Loans to Joint Venture

The Company has entered into the following loan agreements with Minera Exar and Exar Capital B.V., terms of which are summarized below:

$
Loans granted to Minera Exar in 2017, maturity 7 years, interest rate LIBOR+7.57%	11,000
Accrued interest	479
Loans to Joint Venture, at December 31, 2017	11,479
Loans granted to Minera Exar in 2018, maturity 7 years, interest rate LIBOR+7.57%	16,500
Repayment of principal and accrued interest as part of the Transaction	(18,740)
Accrued interest	1,697
Loans granted to Exar Capital B.V.	7,500
The difference between the face value and the fair value of loans to Exar Capital B.V.	(5,827)
Loans to Joint Venture, at December 31, 2018	12,609
Accrued interest	532
Loans granted to Exar Capital B.V.	37,500
The difference between the face value and the fair value of loans to Exar Capital B.V.	(21,376)
Loans to Joint Venture, at March 31, 2019	29,265

The interest on the loans to Minera Exar is accrued semi-annually on a non–compounding basis. The proceeds from the loans are being used by Minera Exar for mining exploration or mining construction and development purposes.

The loans to Exar Capital B.V. are non-interest bearing and are provided to fund the construction of the Cauchari-Olaroz project. The loans are accounted for initially at fair value and subsequently at amortized cost. The fair value of the loans at inception was calculated using discounted cash flow technique applying market interest rates. The difference between the face value and the fair value of $21,376 in Q1, 2019 was recognized as part of Investment in Joint Venture.

10

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

4. JOINT VENTURE (continued)

Joint Venture Commitments and Contingencies

As at March 31, 2019, the Joint Venture’s commitments and contingencies are as follows:

•	Annual royalty of $200 due in May of every year and expiring in 2041;
•

Aboriginal programs agreements with six communities located in the Cauchari-Olaroz project area have terms from five to thirty years.  The annual fees due are $273 in 2019 and $460 between 2020 and 2059, assuming that these payments will be extended for the life of the project. The annual fees are subject to changes from time to time based on negotiations with the aboriginal communities. The Company's obligation to make the 2019 payments arises upon the start of plant construction. The Company's obligations to make the remaining payments arise only after production is started on the project.

•	Commitments related to a contract for construction of evaporation ponds of $28,594.

Los Boros Option Agreement

On September 11, 2018 the Joint Venture exercised a purchase option agreement (“Option Agreement”) with Grupo Minero Los Boros (“Los Boros”), entered into on March 28, 2016, to acquire title to certain mining properties that comprised a portion of the Cauchari-Olaroz project.

Under the terms of the Option Agreement, the Joint Venture paid $100 upon signing and exercised the purchase option for the total consideration of $12,000 to be paid in sixty quarterly instalments of $200. The first installment becomes due upon occurrence of one of the following two conditions, whichever comes first: September 11, 2021, being the third anniversary of the purchase option exercise date or the beginning of commercial exploitation with a minimum production of 20,000 tons of lithium carbonate equivalent per annum. As security for the transfer of title to the mining properties, Los Boros granted to the Joint Venture a mortgage over those mining properties for $12,000. In accordance with the Option Agreement, on November 27, 2018 Minera Exar paid Los Boros a $300 royalty which was due within 10 days of the commercial plant construction start date.

According to the Option Agreement, a 3% net profit interest royalty will have to be paid to Los Boros by the Joint Venture for 40 years, payable in Argentinian pesos, annually within the 10 business days after calendar year end.

The Joint Venture can cancel the first 20 years of net profit interest royalties in exchange for a one-time payment of $7,000 and the next 20 years for an additional payment of $7,000.

JEMSE Arrangement

During 2012 Minera Exar granted a conditional right to Jujuy Energia y Mineria Sociedad del Estado (“JEMSE”), a mining investment company owned by the government of Jujuy Province in Argentina, to acquire an 8.5% equity interest in Minera Exar for one US dollar and the provision of management services as required to develop the project.

If the conditions are met and it exercises its right, JEMSE will be required to provide its pro rata (8.5%) share of the financing requirements for the construction of the Cauchari-Olaroz project.  These funds will be loaned to JEMSE by the shareholders of Minera Exar and will be repayable out of one‑third of the dividends to be received by JEMSE over future years from the project. The distribution of dividends to JEMSE and other shareholders in the project will only be considered once all annual obligations related to the project debt have been met.

Subsequent Event

Please see Note 14 for disclosure of a subsequent event related to the Joint Venture.

11

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

5.	PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Equipment and machinery	Organoclay plant	Other	Total
	$	$	$	$	$	$
Cost
As at December 31, 2017	386	2,143	5,562	11,495	636	20,222
Additions	-	-	624	-	187	811
Disposals	-	-	(1,120)	(24)	-	(1,144)
As at December 31, 2018	386	2,143	5,066	11,471	823	19,889
Adjustment on adoption of IFRS 16 (Note 3)	-	-	-	-	296	296
Restated balance at January 1, 2019	386	2,143	5,066	11,471	1,119	20,185
Additions	-	-	348	-	961	1,309
As at March 31, 2019	386	2,143	5,414	11,471	2,080	21,494

	Land	Buildings	Equipment and machinery	Organoclay plant	Other	Total
	$	$	$	$	$	$
Accumulated depreciation
As at December 31, 2017	-	183	783	1,006	180	2,152
Depreciation for the year	-	107	406	576	121	1,210
Disposals	-	-	(476)	-	-	(476)
Impairment	-	545	1,146	9,889	-	11,580
As at December 31, 2018	-	835	1,859	11,471	301	14,466
Depreciation for the period	-	19	57	-	86	162
As at March 31, 2019	-	854	1,916	11,471	387	14,628

	Land	Buildings	Equipment and machinery	Organoclay plant	Other	Total
	$	$	$	$	$	$
Net book value
As at December 31, 2018	386	1,308	3,207	-	522	5,423
As at March 31, 2019	386	1,289	3,498	-	1,693	6,866

12

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

6.	LONG-TERM BORROWINGS

	March 31,	December 31,
	2019 $	2018 $
Current portion of long-term borrowings
Promissory note	137	135
Lease liabilities	375	66
Accrued interest	437	338
	949	539
Long-term borrowings
Promissory note	532	568
Credit facility	54,494	17,356
Lease liabilities	892	103
	55,918	18,027
	56,867	18,566

Credit Facility

In Q1 2019, the Company received $37,500 (net of $362 of financing costs) from its drawdowns of the $205,000 senior credit facility. The credit facility has a term of six years from August 8, 2018, with an interest rate of 8.0% for the first three years that increases to 8.5% in year four, 9.0% in year five and 9.5% in year six. The repayment of the credit facility must start on August 8, 2022, being the fourth anniversary of the first drawdown date, from 75% of Minera Exar’s Free Cash Flow (as defined in the credit facility agreement). Further drawdowns on the credit facility were made subsequent to the period end (Note 14).

Promissory Note

In July 2013, the Company purchased an industrial complex in the City of Fernley, Nevada to be the production site for its organoclay plant.

The property was purchased for $1,575, of which $236 was paid at the close of the transaction, and the remaining balance of $1,339 was financed by the seller with a ten-year promissory note payable in monthly instalments. The promissory note bears 7% annual interest. Security provided for the promissory note includes a mortgage charge against the purchased property.

Limited Recourse Loan Facility

In connection with the Transaction (Note 4), Ganfeng provided Lithium Americas with a new $100,000 unsecured, limited recourse, subordinated loan facility (the “Limited Recourse Loan Facility”), repayable from 50% of Minera Exar’s cash flows and bearing an interest rate of 1-month LIBOR plus 5.5% (subject to an aggregate maximum per annum rate of 10%). The Company has not made any drawdowns on this loan facility.

The $205,000 credit facility and the Limited Recourse Loan Facility contain operating and reporting covenants, which the Company was in compliance with as at March 31, 2019.

13

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

7.	ISSUED CAPITAL, EQUITY COMPENSATION, AND WARRANTS

Equity Incentive Plan

The Company has an equity incentive plan (“Plan”) in accordance with the policies of the TSX whereby, from time to time, at the discretion of the Board of Directors, eligible directors, officers, employees and consultants are: (1) granted incentive stock options exercisable to purchase common shares (“Stock Options”); (2) awarded restricted share units (“RSUs”) and performance share units (“PSUs”) that, subject to a recipient’s deferral right in accordance with the Income Tax Act (Canada), convert automatically into common shares upon vesting; and (3) for independent directors, awarded deferred share units (“DSUs”) which the directors are entitled to redeem for common shares upon retirement or termination from the Board.  Under the Plan, common shares reserved for issuance of Stock Options, RSUs, PSUs and DSUs shall not exceed 10% of the outstanding shares from time to time. The exercise price of each stock option is based on the fair market price of the Company’s common shares at the time of the grant.  The options can be granted for a maximum term of five years.

Restricted Share Units (in thousands)

As at March 31, 2019, $121 of the fair value of RSUs previously granted but not yet vested remains to be expensed in fiscal 2019, $29 in 2020.

During the three months ended March 31, 2019, stock-based compensation expense related to RSUs of $98 was charged to operating expenses (2018 - $432).

A summary of changes to the number of outstanding RSUs is as follows:

Number of RSUs (in 000's)
Balance, RSUs outstanding as at December 31, 2017	1,550
Converted into common shares	(123)
Granted	246
Forfeited	(5)
Balance, RSUs outstanding as at December 31, 2018	1,668
Converted into common shares	(8)
Balance, RSUs outstanding as at March 31, 2019	1,660

Subsequent to the period end the Company granted 399 RSUs with the total estimated fair value of $1,801 to its employees and consultants. This award is subject to shareholder approval of the Company's equity incentive plan and the grants.

Deferred Share Units (in thousands)

During the three months ended March 31, 2019 the Company granted 39 DSUs with the total estimated fair value of $115 (2018 - $160) to the Company’s independent directors in lieu of payment of directors’ fees.

Number of DSUs (in 000's)
Balance, DSUs outstanding as at December 31, 2017	41
Granted	87
Balance, DSUs outstanding as at December 31, 2018	127
Granted	40
Balance, DSUs outstanding as at March 31, 2019	167

14

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

7.	ISSUED CAPITAL, EQUITY COMPENSATION, AND WARRANTS (continued)

Equity Incentive Plan (continued)

Stock Options (in thousands)

No stock options were granted by the Company during the three months ended March 31, 2019 (2018 - 90). Stock options outstanding and exercisable as at March 31, 2019 are as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Prices CAD$	Number Outstanding as at March 31, 2019 (in 000's)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price CAD$	Number Exercisable as at March 31, 2019 (in 000's)	Weighted Average Exercise Price CAD$
$1.43 - $1.50	929	0.5	1.44	929	1.44
$1.68 - $1.88	327	0.3	1.81	327	1.81
$2.35 - $3.75	790	1.9	2.62	790	2.62
$4.55 - $5.00	1,153	2.9	4.88	1,078	4.88
$8.05 - $12.34	1,953	3.5	8.30	1,908	8.24
	5,152	2.4	5.02	5,032	4.97

A summary of changes to stock options outstanding is as follows:

	Number of Options (in 000's)	Weighted Average Exercise Price, (CDN$)
Balance, outstanding as at December 31, 2017	5,306	4.85
Granted	90	9.54
Exercised	(176)	(1.59)
Forfeited	(44)	(7.72)
Expired	(24)	(6.23)
Balance, outstanding as at December 31, 2018 and March 31, 2019	5,152	5.02

During the three months ended March 31, 2019, stock-based compensation expense related to stock options of $209 (2018 - $1,513) was charged to operations and $4 was charged to cost of sales (2018 – $33). As at March 31, 2019, $32 of the fair value of stock options previously granted but not yet vested remains to be expensed in fiscal 2019.

Performance share units (“PSUs”) (in thousands)

On August 21, 2018, the Company granted 699 PSUs to its officers and employees. All PSUs vest on the third anniversary of the grant date. The total estimated fair value of the PSUs was $4,030.  The fair value of the PSUs granted is being recorded as a stock-based compensation expense and charged to operating expenses over the vesting period.

15

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

7.	ISSUED CAPITAL, EQUITY COMPENSATION, AND WARRANTS (continued)

Equity Incentive Plan (continued)

The PSUs are earned on the basis of Total Shareholder Return (“TSR”) relative to the return of the peer companies over four weighted performance periods:

-	20% will be earned based on TSR during year 1 of the performance period (first year following the grant date);
-	20% will be earned based on TSR during year 2 of the performance period (second year following the grant date);
-	20% will be earned based on TSR during year 3 of the performance period (third year following the grant date);
-	40% will be earned based on TSR during years 1-3 of the performance period (first, second and third years following the grant date).

The number of shares issued upon vesting of PSUs depends on the performance of the Company shares compared to the peer group of companies and can vary from zero to up to two times the number of PSUs granted.

The fair value of the PSUs is estimated on the date of grant using a valuation model based on Monte Carlo simulation with the following assumptions used for the grants made during the period:

August 21, 2018
Number of PSUs granted (‘000’s)	699
Correlation coefficient between the peer group companies	13.1%
Risk-free interest rate	2.7%
Dividend rate	0%
Annualized volatility	71.9%
Peer Group average volatility	65.9%
Estimated forfeiture rate	11.6%
Fair value per PSU granted (CDN$)	8.50
Total fair value of PSUs granted, prior to forfeiture rate adjustment (CDN$)	5,945

As at March 31, 2019, $967 of the fair value of PSUs previously granted but not yet vested remains to be expensed in fiscal 2019, $1,289 in 2020, and $823 in 2021.

During the three months ended March 31, 2019, stock-based compensation expense related to PSUs of $317 was charged to operating expenses (2018 - nil).

A summary of changes to the number of outstanding PSUs is as follows:

Number of PSUs
Balance, PSUs outstanding as at December 31, 2017	-
Granted	699
Balance, PSUs outstanding as at December 31, 2018	699
Forfeited	(3)
Balance, PSUs outstanding as at March 31, 2019	696

16

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

8.	RELATED PARTY TRANSACTIONS

The Company`s Joint Venture, Minera Exar, entered into the following transactions with companies controlled by the family of its President, who is also a director of the Company:

-	Los Boros Option Agreement entered into with Grupo Minero Los Boros (Note 4);
-	Construction services contract for Cauchari-Olaroz project with Magna Construcciones S.R.L. for $1,551 during the quarter ended March 31, 2019.

During the three months ended March 31, 2019 Minera Exar paid director’s fees of $18 (2017 - $17) to its President, who is also a director of the Company.

There were no contractual or other commitments arising from the related party transactions described above in this Note 8.  The amounts due to related parties arising from such transactions are unsecured, non-interest bearing and have no specific terms of payment.

Transactions with Ganfeng, a related party of the Company by virtue of its position as a  shareholder and a lender to the Company, are disclosed in Notes 4, 6 and 14.

Compensation of Key Management

Key management includes the directors of the Company and the executive management team.

Effective July 1, 2018, the Company revised the remuneration of its independent directors to a base annual fee of $100 per year, of which a minimum of $60 is payable in DSUs, and an additional $17.5 per year to the Company’s Audit Committee Chair, $12.5 to the Company’s other committee chairs and $5 to committee members.  The Board Chairman remuneration was increased to $150, of which a minimum of $90 is payable in DSUs. In addition, the Company pays $1 per meeting in cash for Board or committee meetings in excess of six meetings per year.

In Q3 2018 the Board established a Special Committee of independent directors to oversee the Transaction with subsidiaries of SQM and Ganfeng for the Cauchari-Olaroz project (Note 4). The Company established remuneration consisting of a $20 retainer to the Chair and a $10 retainer to the other members of the Special Committee. In addition, the Company paid $1 per Special Committee meeting attended in excess of five meetings.

In Q1 2019 the Board established a Special Committee of independent directors to oversee the Project Investment with Ganfeng for the Cauchari-Olaroz project. The Company established remuneration consisting of a $30 retainer to the Chair and a $20 retainer to the other members of the Special Committee. In addition, there is a $1 meeting fee per Special Committee meeting attended.

The remuneration of directors and members of the executive management team was as follows:

	For the three months ended March 31,
	2019 $	2018 $
Stock-based compensation	416	1,010
Salaries, benefits and directors' fees included in general and administrative expenses	545	526
Salaries and benefits included in exploration expenditures	77	77
Salaries and benefits capitalized to Investment in the Joint Venture	122	50
	1,160	1,663

17

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

8.	RELATED PARTY TRANSACTIONS (continued)

	As at March 31,	As at December 31,
	2019 $	2018 $
Total due to directors and executive team	170	217

9.	GENERAL AND ADMINISTRATIVE EXPENSES

The following table summarizes the Company’s general and administrative expenses during the periods ended March 31, 2019 and 2018:

	For the periods ended March 31,
	2019	2018
	$	$
Salaries, benefits and directors' fees	853	771
Office and administration	303	327
Professional fees	241	325
Regulatory and filing fees	112	175
Travel	107	237
Organoclay marketing expenses	184	153
Investor relations	37	7
Depreciation	73	22
	1,910	2,017

10.	EXPLORATION EXPENDITURES

The following tables summarize the Company’s exploration expenditures related to Thacker Pass during the periods ended March 31, 2019 and 2018:

	For the period ended March 31,
	2019 $	2018 $

Drilling and geological expenses	66	-
Permitting and environmental	3	112
Engineering	167	-
Consulting and salaries	860	1,115
Field supplies and other	78	145
Depreciation	7	28
Total exploration expenditures	1,181	1,400

18

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

11.	SEGMENTED INFORMATION

The Company operates in three operating segments and three geographical areas. The organoclay business is in the production stage, Thacker Pass is in the exploration stage and the Cauchari-Olaroz project is in the development stage and accounted for as a joint venture using the equity method. The Company’s reportable segments are summarized in the following tables:

	Organoclay $	Thacker Pass $	Cauchari- Olaroz $	Corporate $	Total $
As at March 31, 2019
Property, plant and equipment	4,530	1,230	-	1,106	6,866
Exploration and evaluation assets	-	3,509	-	-	3,509
Total assets	7,595	5,843	57,867	68,443	139,748
Total liabilities	(1,761)	(1,114)	-	(57,369)	(60,244)
For the period ended March 31, 2019
Property, plant and equipment additions	-	522	-	1,083	1,605
Sales	1,280	-	-	-	1,280
Net (loss)/income	(352)	(1,371)	1,384	(4,129)	(4,468)
Exploration expenditures	-	1,137	-	44	1,181
Depreciation	158	53	-	27	238
Organoclay research and development	112	-	-	-	112

	Organoclay $	Thacker Pass $	Cauchari- Olaroz $	Corporate $	Total $
As at December 31, 2018
Property, plant and equipment	4,581	791	-	51	5,423
Exploration and evaluation assets	-	3,540	-	-	3,540
Total assets	7,406	5,157	35,282	56,094	103,939
Total liabilities	(1,695)	(1,442)	-	(18,520)	(21,657)
For the period ended March 31, 2018
Property, plant and equipment additions	27	55	-	3	85
Sales	1,096	-	-	-	1,096
Net loss	851	1,832	164	1,720	4,567
Exploration expenditures	-	1,400	-	-	1,400
Depreciation	186	46	-	2	234
Organoclay research and development	133	-	-	-	133

The Company’s non-current assets and revenues are segmented geographically as follows:

	Canada $	United States $	Argentina $	Total $
Non-current assets (1)
As at March 31, 2019	1,106	9,269	57,867	68,242
As at December 31, 2018	51	8,912	35,282	44,245
Revenue
For the period ended March 31, 2019	-	1,280	-	1,280
For the period ended March 31, 2018	-	1,096	-	1,096

1Non-current assets attributed to geographical locations exclude deferred income tax assets and financial and other assets.

19

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Supplementary disclosure of the Company’s non-cash transactions is provided in the table below:

	As at March 31	As at December 31,
	2019 $	2018 $
Accounts payable related to property, plant and equipment	55	101
Accounts payable related to inventories	696	699
Accounts payable related to financings	75	73

	Three months ended March 31,
	2019 $	2018 $
DSUs granted in lieu of directors’ fees	115	160
Assets acquired under lease agreements	1,163	28
Income taxes paid	-	-

13.	FINANCIAL INSTRUMENTS

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.  The fair value hierarchy has the following levels:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

Level 3 – Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist.  A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. The Company did not have any financial instruments measured at fair value on the statement of financial position. As at March 31, 2019, the fair value of financial instruments not measured at fair value approximates their carrying value.

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The Company manages risks to minimize potential losses. The main objective of the Company’s risk management process is to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks.  The principal risks to which the Company is exposed are described below.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations.  Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, receivables and loans to the Joint Venture.  The Company’s maximum exposure to credit risk for cash, cash equivalents, restricted cash and receivables is the amount disclosed in the consolidated statements of financial position.  The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions and invests only in short-term obligations that are guaranteed by the Canadian government or by Canadian and US chartered banks.

20

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

13.	FINANCIAL INSTRUMENTS (continued)

Included in the receivables, prepaids and deposits are credit sales receivables of $856. Management’s assessment of recoverability involves judgments regarding classification on the consolidated statements of financial position and the probable outcomes of claimed deductions and/or disputes.  The provisions and classifications made to date may be subject to change.

The Company’s receivables, prepaids and deposits include a CDN$105 bank deposit for the Company’s secured credit cards and other miscellaneous receivables that are subject to normal industry credit risk.

Management believes that the credit risk concentration with respect to financial instruments included in cash, cash equivalents, receivables and loans to the Joint Venture is minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity is to evaluate current and expected liquidity requirements under both normal and stressed conditions to ensure that it maintains sufficient reserves of cash and cash equivalents to meet its liquidity requirements in the short and long term.  As the industry in which the Company operates is very capital intensive, the majority of the Company’s spending is related to its capital programs.  The Company prepares annual budgets, which are regularly monitored and updated as considered necessary.

As at March 31, 2019, the Company had a cash and cash equivalents balance of $36,235 (December 31, 2018 - $41,604) to settle current liabilities of $4,057 (December 31, 2017 - $3,361).

The following table summarizes the maturities of the Company’s financial liabilities on an undiscounted basis:

		Years ending December 31,
	2019	2020	2021 and later	Total
	$	$	$	$
Credit facility¹	1,998	4,400	76,123	82,521
Accounts payable and accrued liabilities	3,108	-	-	3,108
Long-term borrowing¹	135	180	464	779
Obligation under office leases¹	276	271	718	1,265
Obligation under other leases¹	54	51	61	166
Total	5,571	4,902	77,366	87,839

¹Credit facility, Long-term borrowing and obligation under leases include principal and interest/finance charges.

Market Risk

Market risk incorporates a range of risks, including foreign currency risk which affects the Company as follows.

21

LITHIUM AMERICAS CORP.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2019

(Expressed in thousands of US dollars, except for per share amounts; shares in thousands)

13.	FINANCIAL INSTRUMENTS (continued)

Foreign Currency Risk

The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may affect the Company’s financial results. The Company reports its financial results in United States dollars (“US$”) and incurs expenditures in Canadian dollars (“CDN$”) and US$ with the majority of the expenditures being incurred in US$ by the Company’s subsidiaries. As at March 31, 2019, $35,181 of the Company’s $35,395 in cash and cash equivalents held by the subsidiaries with CDN$ functional currency was denominated in US$. The Company had drawn $55,000 under its US$ denominated credit facility as at March 31, 2019. Strengthening/(weakening) of a US$ exchange rate versus CDN$ by 10% at March 31, 2019 would have resulted in a foreign exchange (loss)/gain for the Company of $1,898, respectively.

14.	SUBSEQUENT EVENTS

Subsequent to the period end, the Company received an additional $8,125 in drawdowns from its $205,000 credit facility and provided $8,125 in loans to Minera Exar to fund the development expenditures on the Cauchari-Olaroz project.

On April 1, 2019 the Company entered into a definitive transaction agreement whereby Ganfeng has agreed to subscribe, through a wholly-owned subsidiary, for 141,017 newly issued shares of Minera Exar, for cash consideration of $160,000 (the “Project Investment”). On closing of the Project Investment, Ganfeng and Lithium Americas will each hold a 50% interest in the Cauchari-Olaroz project (each subject to the rights of JEMSE (the Government of Jujuy) to acquire an 8.5% interest in Minera Exar).

Lithium Americas and Ganfeng have agreed to implement, at or prior to closing, certain amendments to the shareholders agreement governing the Joint Venture, including the provision of equal representation on the Minera Exar board of directors and the Management Committee governing the Joint Venture. In addition, on closing of the Project Investment, Minera Exar is expected to repay an $8,000 loan, together with accrued but unpaid interest thereon, that was previously advanced by the Company in order to provide interim funding used for the construction and development of Caucharí-Olaroz during the closing of the 2018 transactions between Lithium Americas and Ganfeng.

The Project Investment constitutes a related party transaction. Closing of the Project Investment remains subject to Ganfeng shareholder and regulatory approvals, the consent of BCP Innovation Pte. Ltd. in its capacity as lender pursuant to the Company’s senior credit facility, the Company’s shareholder approval and other customary closing conditions.

The Project Investment may result in a change in the Company’s accounting practices with respect to the Joint Venture.

22